# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diamondback Energy, Inc., CIK 0001539838
CUSIP: 25278X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 11/28/2025
Amends the filing with accession number 0001140361-24-041064
Filed by CIK 0002021141
Persons authorized to receive notices and communications: Hillary H. Holmes, Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas (TX), 77002, (346) 718-6600

## Reporting persons
- SGF FANG Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,686,727; sole dispositive power 0; shared dispositive power 99,686,727; aggregate amount beneficially owned 99,686,727 (34.8% of the class)
  Comment: Note to Row 13: Based upon 286,525,614 shares of Company Common Stock outstanding as of October 31, 2025, as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 5, 2025.
- Greth Lyndal (CIK 0002021141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 99,686,727; sole dispositive power 0; shared dispositive power 99,686,727; aggregate amount beneficially owned 99,686,727 (34.8% of the class)
  Comment: Note to Row 13: Based upon 286,525,614 shares of Company Common Stock outstanding as of October 31, 2025, as disclosed by the Company in its Form 10-Q filed with the SEC on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diamondback Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVE., SUITE 1200, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the SEC on September 13, 2024, as amended on September 24, 2024 and August 15, 2025 (the "Schedule 13D"), by the Reporting Persons (as defined below) with respect to shares of Company Common Stock. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in full.

This Schedule 13D is being filed by: SGF FANG Holdings, LP, a Delaware limited partnership ("SGF FANG"), and Mrs. Stephens Greth, a United States citizen (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On November 28, 2025, the Company and SGF FANG entered into a letter agreement (the "Repurchase Agreement"), which provides SGF FANG with the right, but not the obligation, to sell up to 3,000,000 shares of Company Common Stock per calendar quarter through December 31, 2026 at the most recent NASDAQ closing price prior to any such transaction, subject to certain terms and conditions set forth in the letter agreement. Pursuant to the letter agreement, on November 28, 2025, the Company agreed to repurchase 2,000,000 shares of Company Common Stock held by SGF FANG at the most recent NASDAQ closing price of $152.59 per share.

The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following:

99.1 Letter Agreement, dated November 28, 2025, by and between Diamondback Energy, Inc., a Delaware corporation, and SGF FANG Holdings, LP, a Delaware limited partnership. (filed herewith).

## Signatures
- SGF FANG Holdings, LP: By: SGF Capital LLC, its general partner /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (12/02/2025)
- Greth Lyndal: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (12/02/2025)